Exhibit (a)(3)

EXECUTIVE COMPENSATION

Summary Compensation Table

The following table sets forth the total annual compensation earned during the fiscal years ended June 28, 2003, June 26, 2004 and October 1, 2005, and for the three month transition period ended October 2, 2004, by our Chief Executive Officer and the four most highly compensated executive officers, all of whom were serving as executive officers as of October 1, 2005, whom we collectively refer to as the “named executive officers.”

		Annual Compensation			Long-Term Compensation
Name and Principal Position	Fiscal Year	Salary	Bonus	Other Annual Compensation (1)	Restricted Stock Awards ($) (2)	Securities Underlying Options/ SARs (#)	All Other Compensation (3)
John Bekkers President and Chief Executive Officer	2005 Transition Period (5) 2004 2003	$708,462 193,846 733,269 522,115	$1,125,000 473,596 514,584 —	$122,329 26,763 27,077 24,292	$3,862,505	67,641	$21,000 — 16,250 8,255

Michael A. Stimpert Senior Vice President, Planning and Administration	2005 Transition Period (5) 2004 2003	343,039 95,692 310,269 284,000	324,039 271,866 295,395 —	42,080 10,339 11,546 11,234	987,019	20,779	21,000 1,687 16,138 7,999

Donald W. Mabe Vice President, Operations	2005 Transition Period (5) 2004 2003	264,423 72,308 231,346 210,769	252,000 200,414 217,759 —	59,194 11,614 10,760 9,976	564,236	16,162	21,000 1,816 15,410 6,172

William T. Andersen (4) Vice President, Marketing and Sales	2005	217,484	185,273	15,012	187,891	5,535	4,870

Stephen O. West Chief Financial Officer and Vice President	2005 Transition Period (5) 2004 2003	263,834 71,785 227,888 207,211	252,000 205,968 223,794 —	1,828 449 498 488	745,638	16,162	21,000 2,004 15,924 7,202

(1)	The amounts shown for fiscal 2003, fiscal 2004 and fiscal 2005 and for the three month transition period ended October 2, 2004 set forth that portion of interest earned on voluntary salary and bonus deferrals under nonqualified deferred compensation plans above 120% of the applicable federal rate. Other than such amounts, for such periods, no compensation was paid to any of the above named executive officers, except for perquisites and other personal benefits which for each executive officer did not exceed the lesser of $50,000 and 10% of such individual’s salary plus annual bonus.
(2)

Amounts reflect the dollar value of restricted stock awards made pursuant to the Gold Kist Inc. Long-Term Incentive Plan during fiscal 2005, calculated by multiplying the closing market price of our common stock on the date of grant by the number of shares awarded. The number and value of the aggregate restricted stock holdings at October 1, 2005 for each of the named executive officers is as follows: Mr. Bekkers—309,304, $6,046,893; Mr. Stimpert—80,210, $1,568,106; Mr. Mabe—47,422, $927,100; Mr. Andersen—17,081, $333,934; and Mr. West—60,549, $1,183,733. The value at October 1, 2005 is based on the closing price of $19.55 as of September 30, 2005, the last trading day prior to the fiscal year end. The restricted stock granted to each of the named executive officers includes shares granted in connection with our initial public offering and, for each executive officer other than Mr. Andersen, shares issued in connection with changes to each named executive officer’s employment or change in control agreement. The shares granted in connection with the initial public offering vest three years from October 13, 2004, and the shares granted in connection with the change in control agreements vest as to 25% of the shares on each anniversary of the date of grant, beginning January 24, 2006. The total number of shares of restricted stock granted in connection with our initial public offering was 705,197 and the total number of shares of restricted stock granted in connection with the changes to the change in control agreements was 355,722.

(3)	The amounts set forth include the following amounts that were contributed by the Company for fiscal 2003, fiscal 2004, the three month transition period ended October 2, 2004 and fiscal 2005 on behalf of the named executive officers pursuant to the Company’s Enhanced Defined Contribution Plan, a qualified defined contribution plan: Mr. Bekkers—$5,900, $16,250, $0 and $21,000, respectively; Mr. Stimpert—$5,392, $16,138, $1,687 and $21,000, respectively; Mr. Andersen—$0; Mr. Mabe—$5,387, $15,410, $1,816 and $21,000, respectively; and Mr. West—$5,534, $15,924, $2,004 and $21,000, respectively. The amounts set forth also include the following amounts that were contributed by the Company for the three month transition period ended October 2, 2004 and fiscal 2005 on behalf of Mr. Andersen to the Company’s 401(k) Plan: $1,460 and $4,870, respectively. In addition, the amounts set forth include for fiscal 2003, the following amounts which represent the value of the named executive officer’s benefit from premiums paid by the Company under a split dollar life insurance plan for the named executive officers which was terminated in fiscal 2003: Mr. Bekkers—$2,355; Mr. Stimpert—$2,607; Mr. Mabe—$785; and Mr. West—$1,668. The Company used the modified premium method prorated to plan termination for fiscal 2003. The Company recovered the cost of premium payments from the cash value of the policies when the plan was discontinued in fiscal 2003.
(4)	Mr. Andersen was promoted to the position of Vice President, Marketing and Sales, and designated an executive officer of the Company on April 29, 2005.
(5)	The Company employs a 52/53 week fiscal year. On October 20, 2004, the Company changed its fiscal year end from the Saturday after the last Thursday in June to the Saturday after the last Thursday in September. The “Transition Period” includes compensation information for the fourteen-week transition period from June 26, 2004 to October 2, 2004.

SAR Grants in Last Fiscal Year

The following table is a summary of all SARs granted to the named executive officers during the fiscal year ended October 1, 2005:

	Individual Grants
Name	Number of Securities Underlying SARs Granted (#)	% of Total SARs Granted to Employees in Fiscal Year	Base Price ($/Share)	Expiration Date	Potential Realizable Value At Assumed Annual Rates of Stock Price Appreciation For SAR Term
					5%	10%
John Bekkers	67,641	25.8%	$13.67	1/24/15	$529,527	$1,491,202
Michael A. Stimpert	20,779	7.9	13.67	1/24/15	182,022	458,090
Donald W. Mabe	16,162	6.2	13.67	1/24/15	141,577	356,305
William T. Andersen	5,535	2.1	13.40	12/27/14	49,980	123,518
Stephen O. West	16,162	6.2	13.67	1/24/15	141,577	356,305

Fiscal Year-End SAR Values

The following table presents the value of unexercised SARs held by the named executive officers as of October 1, 2005:

Aggregated Option/ SAR Exercises in Last Fiscal Year and Fiscal Year-End Option/ SAR Values

	Number of Securities Underlying Unexercised SARs Held at October 1, 2005		Value of Unexercised In-the-Money SARs Held at October 1, 2005 (1)
Name	Exercisable	Unexercisable	Exercisable	Unexercisable
John Bekkers	—	67,641	—	$397,729
Michael A. Stimpert	—	20,779	—	122,181
Donald W. Mabe	—	16,162	—	95,033
William T. Andersen	—	5,535	—	34,040
Stephen O. West	—	16,162	—	95,033

(1)	Amounts represent the market value of the underlying common stock as of October 1, 2005 ($19.55 at September 30, 2005), less the applicable base price.

Long-Term Incentive Plan Awards in Last Fiscal Year

The following table is a summary of all LTIP awards granted to the named executive officers during the fiscal year ended October 1, 2005:

Long-Term Incentive Plans—Awards in Last Fiscal Year (1)

Name	Number of Shares, Units or Other Rights	Estimated Future Payouts under Non-Stock Price-Based Plans
		Performance or Other Period Until Maturation	Threshold # (2)	Target # (3)	Maximum # (4)
John Bekkers	37,560	2/1/2005-9/30/2007	18,780	37,560	56,340
Michael A. Stimpert	11,542	2/1/2005-9/30/2007	5,771	11,542	17,313
Donald W. Mabe	8,977	2/1/2005-9/30/2007	4,489	8,977	13,466
William T. Andersen	3,073	2/1/2005-9/30/2007	1,537	3,073	4,610
Stephen O. West	8,977	2/1/2005-9/30/2007	4,489	8,977	13,466

(1)	Performance units provide the named executive officers with shares of stock if certain performance goals are achieved at the end of a three-year performance cycle, based upon the Company’s relative profitability (expressed as profit-per-bird-processed) compared to the weighted average profits of a peer group of poultry processing companies, as compiled for the final fiscal year in the performance period (February 1, 2005 through September 30, 2007).
(2)	Represents the number of shares of stock to be awarded to each named executive officer if the Company’s relative profit-per-bird-processed is $.50 below average compared to the weighted average profits of the peer group. If the Company’s relative profit-per-bird-processed is more than $.50 below average compared to the weighted average profits of the peer group, then the named executive officer may receive a number of shares of stock between 0% and 50% of the base number of performance units, as determined by the Company’s Compensation, Nominating and Corporate Governance Committee.
(3)	Represents the number of shares of stock to be awarded to each named executive officer if the Company’s relative profit-per-bird-processed is $.50 above average compared to the weighted average profits of the peer group.
(4)	Represents the number of shares of stock to be awarded to each named executive officer if the Company’s relative profit-per-bird-processed is $1.00 or more above average compared to the weighted average profits of the peer group.

Equity Compensation Plan Information

The following table provides information about our common stock that may be issued under all of our existing equity compensation plans as of October 1, 2005.

Plan Category (1)	(a) Number of Securities to be Issued Upon Exercise of Outstanding Options, Warrants and Rights		(b) Weighted-Average Exercise Price of Outstanding Options, Warrants and Rights	Number of Securities Remaining Available for Future Issuance Under Equity Compensation Plans (Excluding Securities Reflected in Column (a))
Equity Compensation Plans Approved by Stockholders
Restricted Stock	1,080,295	(2)	N/A	2,472,429	(3)
SARS	262,166		$13.67	2,472,429	(3)
Performance Shares	185,110		$12.36	2,472,429	(3)

(1)	All of our equity compensation plans have been approved by our stockholders.
(2)	Restricted shares have been issued.
(3)	The restricted stock, SARs and performance shares have been granted under the same long-term incentive plan.

Retirement Plans

We maintain a noncontributory defined benefit pension plan, or the “Pension Plan,” with separate benefit formulas for salaried and hourly employees. The Pension Plan covers substantially all employees who have at least one year of service with Gold Kist, including those employees subject to collective bargaining agreements. Effective as of January 1, 2004, Gold Kist made the following changes to the Pension Plan: (1) the basic pension formula for salaried participants changed from 50% of final average earnings to 45% of final average earnings, however, no change was made in the hourly pension formula; (2) the early retirement subsidy was eliminated prospectively; (3) the lump sum payment option was eliminated with respect to future accrued benefits; and (4) the joint-and-survivor subsidy was eliminated with respect to future accrued benefits. These Pension Plan changes did not reduce the accrued benefits of participants earned as of December 31, 2003. The Pension Plan now provides salaried participants with a pension benefit after 30 years of credited service at age 65, which, when combined with a portion of the participant’s primary Social Security benefit attributable to the employer’s contributions, equal to 45% of the participant’s average earnings during the period of five years in which the participant had the highest earnings in the last ten years of employment immediately preceding attainment of age 65, or if retired before age 65, in the last ten years immediately preceding early retirement. For hourly employees who work for Gold Kist until age 65, the Pension Plan provides a monthly benefit equal to $11.00 per month for each year of Pension Plan participation payable at age 65. The Pension Plan provides a pre-retirement death benefit for a surviving spouse of a vested, active participant that equals 50% of the deceased participant’s accrued benefit. Accrued benefits under the Pension Plan vest after the employee attains five (5) years of service or age 55. Gold Kist made tax deductible contributions in the amounts of $8.0 million in November 2004 and $11.0 million in June 2005 to the Pension Plan.

Estimated annual benefits payable upon retirement at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset of Social Security benefits, are illustrated in the following table:

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$ 30,000	4,500	6,750	9,000	11,250	13,500
100,000	15,000	22,500	30,000	37,500	45,000
150,000	22,500	33,750	45,000	56,250	67,500
200,000	30,000	45,000	60,000	75,000	90,000

For years 2002 and 2003, the maximum annual amount of compensation that could be used for determining an individual’s benefit under a qualified retirement plan was $200,000. For year 2004, the maximum was $205,000, for the year 2005, the maximum is $210,000.

The Pension Plan covers the compensation in the columns entitled “Salary” and “Bonus” and the contribution to the Enhanced Defined Contribution Plan in the Summary Compensation Table. The credited years of service under the Pension Plan are, as of October 1, 2005, as follows: Mr. Bekkers (20); Mr. Stimpert (31); Mr. Mabe (26); Mr. Andersen (4); and Mr. West (25).

We have adopted a Supplemental Executive Retirement Plan, or the “SERP,” whereby we make payments following separation from service to certain employees under a non-qualified deferred compensation plan to make up for any limitation on such employee’s benefit under the Pension Plan resulting from limitations placed on compensation taken into account and benefits that may be provided under a qualified retirement plan pursuant to Sections 401(a)(17) and 415 of the Code and salary deferrals to a certain deferred compensation plan. The following table shows the estimated annual benefits payable upon separation of service at normal retirement age (age 65) to participants in specified years of service and remuneration classifications, before offset for Social Security benefits and without limitations imposed by the Code. The amounts shown in the table would be reduced by amounts payable under the Pension Plan.

Estimated Annual Benefits For Years of Service Indicated

Remuneration	10 Years	15 Years	20 Years	25 Years	30 Years or More
$100,000	15,000	22,500	30,000	37,500	45,000
150,000	22,500	33,750	45,000	56,250	67,500
200,000	30,000	45,000	60,000	75,000	90,000
250,000	37,500	56,250	75,000	93,750	112,500
350,000	52,500	78,750	105,000	131,250	157,500
500,000	75,000	112,500	150,000	187,500	225,000
750,000	112,500	168,750	225,000	281,250	337,500
850,000	127,500	191,250	255,000	318,750	382,500

Covered compensation, computation of final average earnings and credited service are the same as that set forth in the foregoing description of the Pension Plan.

In addition to the retirement benefits provided above, we provide two current and four former key executives with benefits after separation from service. These benefits are provided pursuant to Deferred Compensation Agreements and are paid following separation from service in an annual amount equal to 25% of the average annual base salary for the 10-year period immediately prior to separation from service, reduced, as applicable, for early commencement. These benefits are payable for a 10 or 15-year period following separation from service of a former key executive or his designated beneficiary. Estimated annual benefits payable under the Deferred Compensation Agreements would be based upon the following average annual base salary of the eligible named executives for the 10-year period ending October 1, 2005: Mr. Bekkers—$431,721; and Mr. Stimpert—$248,549.

Employment Agreements

Mr. Bekkers and Mr. Stimpert have each entered into employment agreements with us for a term of three years, expiring December 31, 2007, with automatic one-year extensions beginning December 31, 2005 unless expressly not renewed at least 60 days before renewal date. Under the terms of the employment agreements, each executive is entitled to a base annual salary (with annual increases at the discretion of the Compensation, Nominating and Corporate Governance Committee) and is entitled to participate in discretionary annual bonus, other incentive compensation programs, welfare programs and other compensation programs that are generally provided for the senior management personnel of Gold Kist and its subsidiaries, as determined by the Board of Directors from time to time.

If the executive’s employment is terminated by us for any reason other than cause or disability, or by the executive for good reason, he will receive (i) a lump sum cash payment equal to his “accrued obligations” (unpaid salary through the date of termination, a pro rata bonus for the year of termination and any unpaid, accrued vacation pay); (ii) a severance payment equal to a multiple (three in the case of Mr. Bekkers, and two in the case of Mr. Stimpert) of his then-current annual salary and target bonus for the year; and (iii) continued participation in all welfare benefits for the executive and his family, subject to certain limitations, for a period of time (36 months in the case of Mr. Bekkers, and 24 months in the case of Mr. Stimpert). In addition, we will pay or provide to the executive any other amounts or benefits to which he is entitled under any of our plans, programs, policies, practices or contracts then in effect. Upon termination of the executive’s employment by reason of death, disability or retirement, the employment agreement will terminate without further obligation of Gold Kist other than the payment of any accrued obligations and any other amounts or benefits to which the executive is entitled under any of our plans, programs, policies, practices or contracts then in effect. If the executive’s employment is terminated by us for cause, or he resigns without good reason, he will receive any accrued obligations and any other amounts or benefits to which he is entitled under any of our plans, programs, policies, practices or contracts then in effect, except that he will not receive a pro rata bonus for the year of termination.

In addition, the employment agreement provides that, upon the occurrence of a change in control, the executive’s stock options, stock appreciation rights and restricted stock awards will become fully vested and his long-term incentive performance share awards will vest at the “target” performance level and payout on a time-based pro rata basis, whether or not his employment terminates.

The employment agreement provides that if a payment to or for the benefit of the executive would be subject to the excise tax imposed by Section 4999 of the Code, then he will receive a full gross up of any excise tax imposed, including income and excise taxes on such gross-up amount, subject to a 10% threshold benefit amount.

Each executive has agreed in his employment agreement that for a period of two years following the termination of his employment with us for any reason, he will not disclose any confidential information, solicit our employees to terminate their employment with us, or provide competitive services.

Change in Control Agreements

Mr. Mabe, Mr. Andersen and Mr. West have each entered into change in control agreements with us. Pursuant to the change in control agreements, in the event a change of control occurs during the “change of control period,” we agree to continue to employ the executive for a period of two years thereafter (the “employment period”). The “change of control period” means the three-year period ending on January 25, 2008; provided that on each annual anniversary of the agreement, beginning on January 25, 2006, the change of control period will be automatically extended so as to terminate three years after such anniversary, unless we provide timely notice to the executive that we will not extend the period. Once a change in control occurs and during the ensuing two-year employment period, the executive will be entitled to his or her pre-change in control position, authority, duties, office location, salary, bonus and benefits. In addition, upon the occurrence of a change in control, all of the executive’s options, stock appreciation rights and restricted stock awards will become fully vested and his or her long-term incentive performance share awards will vest at the “target” performance level and payout on a time-based, pro rata basis, whether or not the executive’s employment terminates.

If the executive’s employment is terminated by us for any reason other than cause or disability, or by the executive for good reason, after a change in control, the executive will receive (i) a lump sum cash payment equal to his “accrued obligations” (unpaid salary through the date of termination, a pro rata bonus for the year of termination and any unpaid, accrued vacation pay); (ii) a severance payment equal to two times the executive’s then-current annual salary and target bonus for the year; and (iii) continued participation in all welfare benefits for the executive and his or her family, subject to certain limitations, for 24 months. In addition, we will pay or provide to the executive any other amounts or benefits to which he is entitled under any of our or our affiliated company’s plans, programs, policies or practices or contracts or agreements.

Upon the termination of the executive’s employment by reason of death, disability or retirement after a change in control, the employment agreement will terminate without further obligation of Gold Kist other than the payment of any accrued obligations and any other amounts or benefits to which the executive is entitled under any of our plans, programs, policies, practices or contracts then in effect. If the executive’s employment is terminated by us for cause or he resigns without good reason, after a change in control, the executive will receive any accrued obligations and any other amounts or benefits to which the executive is entitled under any of our plans, programs, policies, practices or contracts then in effect, except that he will not receive a pro rata bonus for the year of termination.

The agreement provides that if a payment to or for the benefit of the executive would be subject to the excise tax imposed by Section 4999 of the Code, then the executive will receive a full gross-up of any excise tax imposed, including income and excise taxes on such gross-up amount, subject to a 10% threshold benefit amount. Each executive has agreed in his employment agreement that for a period of two years following the termination of his employment with us for any reason, he will not disclose any confidential information, solicit our employees to terminate their employment with us, or provide competitive services.

Compensation Committee Interlocks and Insider Participation

During fiscal 2005, our Compensation, Nominating and Corporate Governance Committee consisted of the following independent directors: Ray A. Goldberg (Chair), R. Randolph Devening and A. D. Frazier, Jr. None of them were an officer or employee of the Company or any of its subsidiaries in fiscal 2005, nor any time prior thereto. None of our executive officers served as a member of the Board of Directors or Compensation, Nominating and Corporate Governance Committee, or similar committee, of another entity whose executive officer(s) served as a member of our Board of Directors or Compensation, Nominating and Corporate Governance Committee.

PRINCIPAL STOCKHOLDERS

The following table sets forth certain information regarding the beneficial ownership of our common stock as of December 1, 2005 by:

(1) each person known by the Company to beneficially own more than 5% of the outstanding shares of our common stock,

(2) each of our directors and named executive officers, and

(3) all of our directors and executive officers as a group.

Except as otherwise indicated below, each of the persons named in the table will have sole voting and investment power with respect to the shares beneficially owned by such person as set forth opposite such person’s name.

Name	Number of Shares to Be Beneficially Owned (1) (2)
John Bekkers (3)	337,429
Michael A. Stimpert (4)	86,934
Stephen O. West (5)	64,146
Donald W. Mabe (6)	49,422
William T. Andersen (7)	20,081
R. Randolph Devening	3,057
A.D. Frazier, Jr.	15,907
Ray A. Goldberg	3,057
Jeffery A. Henderson (8)	65,447
John D. Johnson	3,057
Douglas A. Reeves	11,994
Dan Smalley	203,694
W. Wayne Woody	3,057
All directors and executive officers as a group (14 persons)	867,282

(1)	Beneficial ownership is determined in accordance with the rules of the Securities and Exchange Commission that deems shares to be beneficially owned by any person who has or shares voting power or investment power with respect to such shares. Unless otherwise indicated below, the persons named in the table have sole voting and sole investment power with respect to all shares beneficially owned, subject to community property laws where applicable. Shares of the Company’s common stock that will be issuable to the identified person or entity pursuant to stock options or warrants that are either immediately exercisable or exercisable within sixty days of December 1, 2005 are deemed to be outstanding and to be beneficially owned by the person holding such options or warrants for the purpose of computing the percentage ownership of such person but are not treated as outstanding for the purpose of computing the percentage ownership of any other person. None of our directors or executive officers beneficially own more than 1% of our outstanding shares of common stock. Our directors and executive officers beneficially own as a group approximately 1.7% of our outstanding shares of common stock.
(2)	The calculations are based on 51,052,104 shares of Common Stock outstanding on December 1, 2005. We believe no persons beneficially own more than 5% of our outstanding shares of common stock as of December 1, 2005.
(3)	This amount includes 309,304 shares of restricted stock over which Mr. Bekkers currently has sole voting power. Also includes 12,125 shares issuable as of December 1, 2005 upon the settlement of stock appreciation rights granted to Mr. Bekkers that would have been exercisable if he were to have elected to retire on December 1, 2005.
(4)	This amount includes 80,210 shares of restricted stock over which Mr. Stimpert currently has sole voting power. Also includes 3,724 shares issuable as of December 1, 2005 upon the settlement of stock appreciation rights granted to Mr. Stimpert that would have been exercisable if he were to have elected to retire on December 1, 2005.
(5)	This amount includes 60,549 shares of restricted stock over which Mr. West currently has sole voting power and 700 shares of stock held jointly by Mr. West and his wife over which Mr. West shares voting power. Also includes 2,897 shares issuable as of December 1, 2005 upon the settlement of stock appreciation rights granted to Mr. West that would have been exercisable if he were to have elected to retire on December 1, 2005.
(6)	This amount includes 47,422 shares of restricted stock over which Mr. Mabe currently has sole voting power.
(7)	This amount includes 17,081 shares of restricted stock over which Mr. Andersen currently has sole voting power.
(8)	This amount includes 1,030 shares of stock held by Mr. Henderson’s wife over which Mr. Henderson does not have voting power.

CERTAIN RELATIONSHIPS AND RELATED TRANSACTIONS

Three members of our Board of Directors, Messrs. Henderson, Reeves and Smalley provide agricultural products to us in the ordinary course of business pursuant to a Membership, Marketing and/or Purchasing Agreement that is identical to the agreements that we have entered into with each of our other contract growers.

Prior to the conversion, Messrs. Henderson, Reeves and Smalley also received patronage distributions from the cooperative on terms that, as required by law, did not differ in any way from terms that we had with other contract growers.

The following table shows the amount of contract payments and patronage distributions received by Messrs Henderson, Reeves and Smalley for fiscal 2005, for the transition quarter ended October 2, 2004, fiscal 2004 and fiscal 2003.

Name	Fiscal Year	Contract Payments	Patronage Distributions
Jeffery A. Henderson	2005	$96,454	—
	Transition Period	32,757	13,479
	2004	103,513	26,474
	2003	118,045	—

Douglas A. Reeves (1)	2005	126,630	—
	Transition Period	30,240	27,580
	2004	221,777	58,547
	2003	208,728	—

Dan Smalley	2005	579,257	—
	Transition Period	166,107	41,568
	2004	508,356	120,005
	2003	536,773	—

(1)	Mr. Reeves conducts his operations through a general partnership, of which Mr. Reeves owns a 50% interest. The amounts listed are the amounts received by the partnership.

In addition, in connection with the conversion, Messrs. Henderson, Reeves and Smalley received shares of Gold Kist common stock and cash as indicated in the following table.

	Conversion Proceeds
Name	Shares of Common Stock	Cash
Jeffery A. Henderson	61,360 shares	$72,188

Douglas A. Reeves (1)	17,875 shares	67,401

Dan Smalley	200,637 shares	594,358

(1)	Mr. Reeves conducts his operations through a general partnership, of which Mr. Reeves owns a 50% interest. The amounts listed are the amounts received by the partnership.